UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-33153

ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)

#1130-609 Granville Street
Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

SUBMITTED HEREWITH

Exhibit	Description

99.1	First Amending Agreement dated March 28, 2024
99.2	Second Amending Agreement dated June 19, 2024
99.3	Third Amending Agreement dated July 18, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: September 26, 2024	By:	/s/ Daniel Dickson
Daniel Dickson
	Title:	CEO